Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Company Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below), dated March 7, 2022, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Company Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

HOUGHTON MIFFLIN HARCOURT COMPANY

at

$21.00 NET PER SHARE

Pursuant to the Offer to Purchase dated March 7, 2022

by

HARBOR PURCHASER INC.

a wholly owned subsidiary of

HARBOR HOLDING CORP.

Harbor Purchaser Inc., a Delaware corporation (the “Offeror” or “we”) and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares (the “Company Shares”) of common stock, par value $0.01 per share, of Houghton Mifflin Harcourt Company, a Delaware corporation (“HMH”), at a purchase price of $21.00 per share (the “Offer Price”), net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON APRIL 1, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, HMH. Parent is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2022, by and among Parent, the Offeror and HMH (as it may be amended and supplemented from time to time, the “Merger Agreement”), pursuant to which, as soon as practicable after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into HMH (the “Merger”), with HMH continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Company Share (other than (i) Company Shares owned by HMH or any of its wholly owned subsidiaries (including Company Shares held as treasury stock), or owned by Parent or any of its wholly owned subsidiaries, including the Offeror (including any Company Shares acquired by the Offeror in the Offer), in each case, immediately prior to the effective time of the Merger and (ii) Company Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest. As a result of the Merger, the Company Shares will cease to be publicly traded, and HMH will become a wholly owned subsidiary of Parent.

If, as a result of the Offer, the Offeror owns Company Shares representing at least one Company Share more than one-half of the then outstanding Company Shares, Parent, the Offeror and HMH will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, as soon as practicable, consummate the Merger under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of HMH.

The Offer is not subject to any financing condition. The obligation of the Offeror to accept for payment the Company Shares validly tendered pursuant to the Offer is conditioned upon, among other things: (a) the number of Company Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer (but excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such term is defined by Section 251(h)(6) of the DGCL), together with the Company Shares then owned by the Parent or any subsidiary of Parent, representing at least one Company Share more than one-half of the then outstanding Company Shares (the “Minimum Condition”); (b) the expiration or termination of any waiting period (and any extensions thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”); and receipt of any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act; (c) the absence of any law, order or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or governmental authority that has the effect of making the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement illegal or otherwise enjoining, restraining, preventing or prohibiting consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (d) the accuracy of HMH’s representations and warranties contained in the Merger Agreement (subject to certain qualifications); (e) HMH’s performance or compliance, in all material respects, with its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time; (f) since the date of the Merger Agreement, the failure to occur of a Material Adverse Effect (as defined in the Offer to Purchase) with respect to HMH and its subsidiaries; (g) the receipt by Parent and the Offeror of a certificate of the Chief Executive Officer and Chief Financial Officer of HMH as to the satisfaction of the conditions referred to in clauses (d) and (e) above; (h) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”); and (i) the Acceptance Time (as defined in the Offer to Purchase) not otherwise being required to occur prior to April 7, 2022 (the “Inside Date Condition”) (the conditions in clauses (a) through (i), the “Offer Conditions”). The Offer is also subject to certain other terms and conditions set forth in the Offer to Purchase.

The term “Expiration Time” means one minute after 11:59 p.m., New York City time, on April 1, 2022, unless the Offeror has extended the Offer, in which event the term “Expiration Time” means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire.

The board of directors of HMH has unanimously (a) approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (b) declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Company Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (c) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and (d) recommended that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offer may be extended from time to time as follows: (a) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”)); (b) in connection with an increase in the consideration to be paid pursuant to the Offer if and only to the extent required to comply with applicable rules and regulations of the SEC; and (c) if, at the then scheduled Expiration Time, any Offer Condition has not been satisfied (and the Parent or the Offeror has not, to the extent permitted by applicable law, waived such condition in accordance with the terms of the Merger Agreement), for one or more periods specified by the Offeror (not in excess of 10 business days each) but not (without the prior written consent of the Company) beyond August 22, 2022 (the “Outside Date”), except that, if, at the then scheduled Expiration Time, the Minimum Condition is the only Offer Condition that has not been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement), the Offeror may, but is not obligated to, so extend the Offer (not more than four times without the approval of the Company), unless requested by the Company, in which case the Offeror will so extend the Offer; provided, that if all of the Offer Conditions other than the Inside Date Condition (and other than those conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement) at any then-scheduled Expiration Time, the Offeror will extend the Offer until one minute after 11:59 p.m., Eastern Time, on the day that is the first business day after April 7, 2022. There can be no assurance that the Offeror will, or will be required under the Merger Agreement to, extend the Offer. During any extension of the initial offering period, all Company Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed promptly by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and the Offeror reserve the right to increase the Offer Price, waive, in whole or in part, any Offer Condition (other than the Minimum Condition or the Termination Condition) or modify the terms of the Offer. However, pursuant to the Merger Agreement, Parent and the Offeror have each agreed that it will not, without the prior written consent of HMH, (a) change the form of consideration payable in the Offer, decrease the Offer Price or change the Offer so that it is for fewer than all of the outstanding Company Shares (other than Company Shares to be cancelled in accordance with the applicable provisions of the Merger Agreement); (b) except pursuant to the terms of the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the expiration date of the Offer; (c) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; (d) amend, change or waive the Minimum Condition or the Termination Condition; (e) amend, modify or supplement any of the Offer Conditions or the terms of the Offer in any manner that is adverse to holders of Company Shares; or (f) impose any condition to the Offer other than the Offer Conditions. The Offer may not be terminated prior to its then-scheduled Expiration Time, unless the Merger Agreement is terminated in accordance with its terms or HMH has provided its prior written consent to such termination.

In order to tender all or any portion of your Company Shares to the Offeror in the Offer, you must (a) follow the procedures described in the Offer to Purchase or (b) if your Company Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Company Shares. Beneficial owners of Company Shares holding their Company Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Company Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

If you desire to tender Company Shares to the Offeror pursuant to the Offer and the certificates representing your Company Shares are not immediately available, or if you cannot comply in a timely manner with the procedures for tendering your Company Shares by book-entry transfer, or cannot deliver all required documents to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) by the expiration of the Offer, you may tender your Company Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Company Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Company Shares pursuant to the Offer. Payment for Company Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to tendering stockholders. If the Offeror extends the Offer, is delayed in its acceptance for payment of Company Shares or is unable to accept for payment Company Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Offeror, retain tendered Company Shares, and those Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase. Under no circumstances will interest be paid on the Offer Price for Company Shares, regardless of any extension of the Offer or any delay in payment for Company Shares.

Company Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after May 6, 2022, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For a withdrawal of Company Shares to be effective, a written or, with respect to “eligible institutions,” facsimile transmission, notice of withdrawal with respect to the Company Shares must be timely received by the Depositary and Paying Agent at the address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of the Company Shares to be withdrawn, if different from that of the person who tendered those Company Shares. The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless those Company Shares have been tendered for the account of any eligible institution. If Company Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Company Shares. If certificates representing the Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates. If a stockholder tenders Company Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Company Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Company Shares will be determined by the Offeror (which may delegate such power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Company Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Company Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent and Okapi Partners LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Withdrawals of tenders of Company Shares may not be rescinded, and any Company Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn

Company Shares may be retendered by following one of the procedures for tendering Company Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Company Shares whose names appear on HMH’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Company Shares.

The Offer to Purchase, the related Letter of Transmittal and HMH’s Solicitation/Recommendation Statement on Schedule 14D-9 and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Company Shares pursuant to the Offer.

The Information Agent for the Offer Is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (888) 785-6668

Email: info@okapipartners.com

March 7, 2022